Amanda K. Maki
1221 McKinney Street, Suite 700
Houston, TX 77010
www.lyondellbasell.com
713-309-4953
amanda.maki@lyondellbasell.com
February 4, 2011
Ms. Pamela Long
Assistant Director
Division of Corporation Finance
Securities Exchange Commission
100 F Street, N.W.
Washington D.C. 20549
Re: Comment Letter dated November 19, 2010 relating to Registration Statement on Form S-1 (the “Form S-1”) of LyondellBasell Industries N.V. (the “Company”); Registration Statement No. 333-170130
Dear Ms. Long:
     In connection with the Commission’s review of the Form S-1, we submit the following responses to the comments included in your letter, which includes the original comments from your letter in bold italics followed by our responses.
General
1.	Because of the magnitude of the proposed offering being registered for the selling shareholders relative to the number of shares held by non-affiliates, it appears that these transactions represent a primary offering which must be made at a fixed price. Accordingly, if you wish to continue with the proposed offering by these selling shareholders, please identify them as underwriters and include a fixed price at which the securities will be sold for the duration of the offering. Alternatively, please tell us supplementary why the offering of these shares by the selling shareholders is a true secondary offering. We may have further comment upon review of your response.
The Company respectfully submits that the offering by the selling shareholders pursuant to the Form S-1 is a valid secondary offering, should not be viewed as a primary offering, and the selling shareholders are not “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

Ms. Pamela Long
Securities and Exchange Commission
February 4, 2011

Background
The Company’s capital was issued on April 30, 2010 in connection with its emergence from proceedings under Chapter 11 of the U.S. Bankruptcy Code. As disclosed in the Company’s Form 10 and in Item 15, “Recent Sales of Unregistered Securities,” of the Form S-1, in connection with the Company’s emergence, it issued 300,000,000 class A shares to eligible holders of certain claims against LyondellBasell Industries AF S.C.A., the predecessor of the Company, and its subsidiaries that were parties to the bankruptcy proceedings. Additionally, the Company conducted a rights offering pursuant to which it sold 263,901,979 class B shares at a subscription purchase price of $10.61 per share (the “Rights Offering”). In connection with the Rights Offering, the Company, its predecessor and certain affiliates entered into an equity commitment agreement (as filed in the bankruptcy proceedings with the bankruptcy debtors’ motion for approval thereof on December 22, 2009) pursuant to which the selling shareholders (or their affiliates) agreed to purchase 23,562,677 of the shares offered in the Rights Offering. In connection with the negotiation of the Equity Commitment Agreement, the selling shareholders demanded and received from the Company a registration rights agreement relating to the Registrable Securities, as defined therein.
Pursuant to the Registration Rights Agreement, the Company agreed to file this shelf registration, which relates to the offer and sale of Registrable Securities to the public by such selling shareholders from time to time, on a delayed or continuous basis, but not involving any underwritten offering.
The Company’s issuance of the shares in exchange for claims against it and the Rights Offering were part of the Company’s Plan of Reorganization and approved by the bankruptcy court. In its Confirmation Order dated April 23, 2010, the bankruptcy court ordered, judged and decreed that the issuances were exempt from federal and state securities registration requirements pursuant to Section 1145 of the U.S. Bankruptcy Code. Under Section 1145(d), the issuances were deemed to be public offerings of the shares.
As more fully described in response to comment #6, the selling shareholders acquired the shares being offered for resale in the emergence transactions described above and in open market purchases or privately negotiated transactions that did not involve the Company. The shares to be offered by the selling shareholders are for their own account. The Company will not receive, directly or indirectly, any proceeds from the resales of the shares.
The Company understands that the question of whether an offering styled as a secondary is really on behalf of the issuer is a factual one, not merely a question of who receives the proceeds. Therefore, the Company has provided an analysis of the factors set forth in

Ms. Pamela Long
Securities and Exchange Commission
February 4, 2011

Item H.76 of the Manual of Publicly Available Telephone Interpretations, and believes that the totality of the facts and circumstances presented provides confirmation that the offering by the selling shareholders is a true secondary offering.
•	How long the selling shareholders have held the shares
The Company’s issued and outstanding shares were issued in connection with its emergence from chapter 11 bankruptcy proceedings on April 30, 2010. The selling shareholders acquired approximately 191.4 million of the shares being registered in connection with the Company’s emergence from bankruptcy, and have therefore held them not only for over nine months, but for as long as such shares have been issued.
The remaining shares were purchased by the selling shareholders in transactions not involving the Company from time to time after April 30, 2010 through the date hereof. The selling shareholders have fully borne the market risk of share ownership.
•	The circumstances under which the selling shareholders acquired their shares
As described above, the selling shareholders acquired their shares in payment of claims they held against the Company during its bankruptcy proceedings; as purchasers in the Rights Offering; and in transactions not involving the Company.
In connection with the Rights Offering and the Equity Commitment Agreement, the selling shareholders negotiated traditional registration rights, as set forth in the Registration Rights Agreement. There is nothing in the registration rights themselves that established any rights different from those that have applied to numerous transactions whose registrations have been processed by the Staff without objection. The selling shareholders’ desire to have their securities covered by the Form S-1 is not indicative of their desire to sell, distribute or otherwise flip shares in the Company, nor is it indicia of a primary offering. The selling shareholders negotiated registration rights as a means to maintain liquidity of their investment.
Moreover, each of the selling shareholders has increased its ownership in the Company’s shares since the issuance on April 30, 2010. This fact, together with the fact that the Registration Rights Agreement contains no liquidated damages provision for delays in registration of the selling shareholders’ shares, indicates that short-term liquidity was not the priority and that the selling shareholders have not contemplated a quick resale of their shares.
A more detailed description of the acquisitions by the selling shareholders is included in response to Comment #6.

Ms. Pamela Long
Securities and Exchange Commission
February 4, 2011

•	The selling shareholders’ relationship to the issuer
Each of Apollo and Ares were creditors of the Company before its emergence from bankruptcy and Access Industries is the former owner of LyondellBasell AF S.C.A., the predecessor of the Company. The selling shareholders currently are security holders of the Company.
Each of the selling shareholders has certain nomination rights for the Company’s Supervisory Board of Directors and has nominated individual(s) to serve on the Company’s Supervisory Board.
Pursuant to the Nomination Agreements, which have been filed with the Commission and are described under “Directors and Executive Officers” in the Form S-1, Apollo nominated three individuals to serve on the Supervisory Board; Ares nominated one individual; and Access Industries nominated one individual, but because of recent additional purchases of the Company’s shares, has the right to nominate an additional individual. Each of these individuals, as well as the other members of the Company’s Supervisory Board, is party to an indemnification agreement with the Company. Each of the selling shareholders also is party to the Registration Rights Agreement described above, a copy of which is filed as Exhibit 4.7 to the Form S-1.
Related party transactions are described in the Form S-1 under the heading “Certain Relationships and Related Transactions, and Director Independence.”
The Company does not believe that any such transactions are indicative of the selling shareholders acting on behalf of the Company in the resales of their shares.
•	The amount of shares involved
The Form S-1 seeks to register the resale by the selling shareholder of an aggregate of 291,580,236 shares. The 191,397,513 shares acquired by the selling shareholders in connection with the Company’s emergence cannot be compared to the number of shares outstanding immediately prior to the issuance to the selling shareholders, as there were no shares outstanding at that time. However, the selling shareholders received approximately 33% of the shares issued upon emergence based on the amounts of their claims, as well as their agreed to equity commitment in connection with the Rights Offering. The remaining 19% of shares owned by the selling shareholders were purchased in transactions not involving the Company
The Company notes that the amount of shares involved is only one factor to be considered. Although the Company acknowledges the fairly large number of shares covered by the Form S-1, it respectfully submits that each of the selling shareholders should be analyzed separately. The selling shareholders are not acting on behalf of the Company nor, to the knowledge of the Company, collectively; the Company therefore

Ms. Pamela Long
Securities and Exchange Commission
February 4, 2011

believes it is appropriate to review the number of shares being offered by the shareholders individually.
We note that neither the Company nor any of the selling shareholders has made any filings with the Commission disclosing that the selling shareholders are a group with respect to the Company’s shares, nor has any selling shareholder included beneficial ownership of shares of the Company held by other selling shareholders in any filings under Sections 13 or 16 with the Commission. In this regard, Ares holds less than 7% of the outstanding shares of the Company. Access Industries’ share ownership is approximately 16% and Apollo’s share ownership is approximately 29%; those levels of ownership are below the 33% threshold the Commission has used for scrutinizing purported secondary offerings.
•	Whether the shareholders are in the business of underwriting securities
None of the selling shareholders is in the business of underwriting securities.
As indicated in the response to Comment #8, no selling shareholder is affiliated with a broker-dealer. To the contrary, each of the shareholders is in the business of investing in companies, not acting as a conduit to sell securities. The Ares entities that are offering shares for resale include private investment vehicles that seek to invest in companies with attractive growth opportunities. Similarly, Apollo entities that are offering shares for resale include private investment funds that have a value-oriented investment approach, including investing during periods of distress. Finally, Access is an international industrial concern that makes strategic investments in certain industries, including the chemical industry. Each of the selling shareholders is in the business of investing in companies for value and growth; as part of their investment strategies and decisions, they each also may need a vehicle for disposition(s) of their holdings from time to time.
•	Whether under all of the circumstances it appears that the shareholders are acting as a conduit for the issuer
In addition to the factors described above, the Company believes that the following circumstances provide further support that the selling shareholders are not acting as conduits for the Company.
The selling shareholders, not the Company, bear the risk of an economic decline in the stock price. The Company’s shares are traded on the New York Stock Exchange and the average of the daily trading volume since listing is approximately 3.5 million shares per day. Any sales by the selling shareholders would not cause dilution to the other shareholders, as the shares being offered for resale are already part of the public float since they were acquired in connection with the initial capitalization of the Company or were acquired in transactions not involving the Company.

Ms. Pamela Long
Securities and Exchange Commission
February 4, 2011

The Company believes the foregoing analysis supports its belief that the offering is a true secondary offering for, among others, the following reasons: (i) the shares being registered were acquired in a deemed public offering or in transactions not involving the Company; (ii) each of the selling shareholders acquired the shares being registered for its own account, and not with a view toward resale or distribution, but rather as an investment in accordance with its stated policies and investment goals; (iii) the selling shareholders have exposed themselves to the full market and economic risks of ownership by holding their shares in most cases for over eight months; (iv) the registration of the resales of the shares is a mechanism to allow the shareholders, in accordance with their own internal governance practices and policies, to have the ability to diversify their own portfolios when and if they deem appropriate, and not to act as a conduit for the Company.
Cautionary Information Regarding Forward-Looking Statements, page ii
2.	We note disclosure that certain statements are forward looking statements within the meaning of U.S. federal securities laws. Please note that the Private Securities Litigation Reform Act of 1995 does not apply to this offering.
The Company believes that, as stated in response to Comment #1, this is not an initial public offering and as such, the Private Securities Litigation reform Act of 1995 does apply to this offering.
3.	Please remove the last paragraph on page iii.
The Company has removed the paragraph.
Summary Information, page 1
4.	Please clarify here whether you are registering the Class A shares convertible from the Class B shares.
The Company initially was registering the Class A shares and Class B shares held by the selling shareholders, as well as the Class A shares into which the Class B shares may have converted. At the close of business on December 6, 2010, all of the Company’s Class B shares automatically converted to Class A shares in accordance with certain triggering events contained in the Company’s Articles of Association, which are described under “Description of Securities to be Registered — Conversion of Class B Ordinary Shares” in the Form S-1.
The Form S-1 has been appropriately revised to reflect that Class B shares are no longer outstanding.

Ms. Pamela Long
Securities and Exchange Commission
February 4, 2011

5.	We note your statements in the last paragraph on page 2 that the company has not independently verified the information but believe such information is reliable. Please revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the industry data presented. If the industry data requires disclaimers such as those presented here, it does not appear the information contributes to an informed investor understanding of the industry at the time the investment decision is being made.
The Company is responsible for assessing the reasonableness and soundness of the data presented and has revised the disclaimer to delete the last sentence of the referenced paragraph, which we believe is the sentence that may have inadvertently implied we are not responsible.
Selling Shareholders, page 20
6.	Please provide a materially complete discussion of how the selling shareholders acquired the securities that you are registering on their behalf for resale. The background of the issuances to the selling shareholders and the nature of the arrangements, agreements, and relationships with the company should include, for each selling shareholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale and the instrument(s) that define the rights of the security holders.
As noted in the response to Comment #1, each of the selling shareholders acquired the shares that we are registering on their behalf for resale (i) in exchange for certain claims against the Company in its chapter 11 bankruptcy proceedings; (ii) as part of the Company’s Rights Offering; and/or (iii) in open market purchases or privately negotiated transactions not involving the Company.
Specifically,
•	Access Industries acquired 11,556,499 Class B shares in the Rights Offering on April 30, 2010 (which, as described in the response to Comment #4 automatically converted to Class A shares on December 6, 2010) and acquired 78,886,867 Class A shares being registered for resale in open market and privately negotiated transactions on various dates between April 30, 2010 and the date hereof;
•	Apollo acquired 67,218,407 Class A shares in exchange for claims against the Company in the bankruptcy proceedings on April 30, 2010; 75,727,608 Class B shares in the Rights Offering on April 30, 2010 (which, as described in the response to Comment #4 automatically converted to Class A shares on December 6, 2010); and has acquired an additional 21,952,350 Class A shares in open

Ms. Pamela Long
Securities and Exchange Commission
February 4, 2011

market and privately negotiated transactions on various dates between April 30, 2010 and the date hereof; and
•	Ares acquired 17,170,280 Class A shares in exchange for claims against the Company in the bankruptcy proceedings on April 30, 2010; 19,724,719 Class B shares in the Rights Offering on April 30, 2010 (which, as described in the response to Comment #4 automatically converted to Class A shares on December 6, 2010); and has acquired 658,412 warrants to purchase shares and has sold an aggregate of 1,314,906 shares in open market and privately negotiated transactions on various dates between April 30, 2010 and the date hereof.
The foregoing does not include an aggregate of 620,082 shares that have been distributed to investors upon liquidation of an Ares Management co-investment vehicle.
The Company has revised its disclosure under “Selling Shareholders” to give a more complete description of the manner in which the selling shareholders acquired their shares that are being registered for resale.
7.	Please revise to disclose the natural person or persons having sole shared voting and investment control over the securities held by the beneficial owner. Please refer to Question 140.02 of the Regulation S-K Compliance & Disclosure Interpretations, which are available on our website.
The Company understands that the names of the natural persons who have or share voting or investment power for each fund listed as a selling shareholder must be disclosed as part of its Item 507 of Regulation S-K disclosure, even if no single person exclusively possesses the power to vote, acquire or dispose of securities held by the fund, and has revised its disclosure to name those individuals.
8.	Please tell us whether any of the selling shareholders are a broker-dealer or an affiliate of a broker-dealer. If a selling shareholder is a broker-dealer, the prospectus should state that the selling shareholder is an underwriter. If a selling shareholder is an affiliate of a broker-dealer, the prospectus should state that (a) the shareholder purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling shareholder cannot provide these representations, state that the selling shareholder is an underwriter. Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.
The Company has been advised that none of the selling shareholders are broker-dealers or affiliates of broker-dealers.

Ms. Pamela Long
Securities and Exchange Commission
February 4, 2011

Undertakings, page II-5
9.	Please revise to replace your undertaking (4) with an undertaking pursuant to Item 512(a)(5)(ii) of Regulation S-K.
The Company respectfully submits that the undertakings are appropriate as the prospectus meets the requirements of Rule 430A because the securities are offered for cash; the required Item 512 undertakings have been required; and the omitted information will be included in a prospectus filed pursuant to Rule 424(b)(1).
Legal Opinion, Exhibit 5.1
10.	Please have counsel revise page 1 of the legal opinion as follows:
•	Since the company is registering resale shares, please revise the opinion in the first paragraph on page 1 to reflect that the transaction is a resale transaction; and
•	Please revise the legal opinion to make the number of shares in the opinion consistent with the number of shares being offered.
The requested revisions have been made.
11.	Please delete part of the sentence in paragraph III(ii) that reads “...and that such persons when signing these documents had legal capacity to do so.”
Counsel for the Company has advised that in giving its opinion, it must assume the correctness of certain events or facts, which included the legal capacity to execute documents. In the Netherlands, companies must register members of their Management and Supervisory Boards with the Trade Register of the Chamber of Commerce. Dutch counsel relies on extracts from the Dutch Chamber of Commerce to assess the capacity of individuals, but has no assurance that the extract is entirely up to date or correct.
12.	Please delete the assumptions in paragraphs III(iv), (v), (vii), and (viii).
Paragraphs III(iv) and (vii) have been deleted. Counsel for the Company has advised that paragraph (v) cannot be deleted, because it relates only to factual information that cannot be verified for absolute certainty. Similarly, counsel must be able to opine that the shares have been fully-paid; however, the consideration is based on calculations and statements of third parties and therefore, counsel must assume that the information is true and accurate and has not deleted paragraph (viii).
13.	Please delete paragraph IV(xii).

Ms. Pamela Long
Securities and Exchange Commission
February 4, 2011

The paragraph has been deleted.
14.	Supplementally, please explain how the assumptions in paragraphs (a) - (d) on page 4 are consistent with your opinion. We may have additional comments after reviewing your response.
The assumptions in paragraphs (a) - (d) on page 4 have been deleted.
15.	Please have counsel revise the opinion in the first paragraph on page 5 to state simply that the shares of common stock are legally issued, fully paid and non-assessable and delete the second sentence in the paragraph.
The requested revisions have been made.
16.	We note disclosure on page 5 that the opinion is expressed “to the extent that the laws of The Netherlands are applicable.” Please revise to have counsel clearly opine on the corporate laws of The Netherlands, the jurisdiction of incorporation of the registrant.
Counsel’s opinion is with respect to the laws of The Netherlands, the jurisdiction of incorporation of the registrant. As noted in VI(A), the courts of The Netherlands may apply laws of another jurisdiction, if questions of title to a security are submitted to them. The phrase noted by the Staff, that the opinion is expressed, “to the extent the laws of The Netherlands are applicable,” presupposes that Dutch law does apply. The disclosure on page 5 has been revised to clarify this point.
17.	Please delete the limitations in paragraphs VII(e) and (g) on page 6.
Revisions have been made to the opinion to comply with the Staff’s request.
18.	We note the date limitation in section VII(f) on page 6. Please note that you may be required to provide another legal opinion dated closer to the date of effectiveness or you may delete the date limitation.
A revised opinion as of a current date will be filed by amendment before the Company requests acceleration of effectiveness of the Form S-1.
19.	Please have counsel remove “may not be relied upon by or disclosed to any other person, company, enterprise or institution” in section VII(i) on page 6.
Counsel has revised its opinion.
The Company acknowledges that:

Ms. Pamela Long
Securities and Exchange Commission
February 4, 2011

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We trust that the foregoing is responsive to your comments. If you have any questions about these matters, please feel free to contact the undersigned at (713) 309-4953.

Very truly yours, LYONDELLBASELL INDUSTRIES N.V.
/s/ Amanda K. Maki
Amanda K. Maki
Lead Counsel — Corporate & Securities